Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

December 28, 2015

VIA:       EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ivan Griswold, Esq.

RE:	Frontier Digital Media Group, Inc.; Registration Statement on Form S-1/A3 Filed July 9, 2015 SEC File No. 333-205571

Dear Mr. Griswold:

The undersigned, on behalf of Frontier Digital Media Group, Inc. (the “Company”), hereby requests that the United States Securities and Exchange Commission issue an Order of Effectiveness by acceleration to the Company’s registration statement on Form S-1, with an effective date and time of Wednesday, December 30, 2015 at 9:00 a.m. Eastern Time.

As there is no underwriter for this offering, no consent of any FINRA member is required. In addition, in the event this date and time is not acceptable to the staff of the Commission, we would request that the staff accept oral requests for acceleration from the undersigned or our legal counsel, Andrew I. Telsey, Esq.

Very truly yours,

FRONTIER DIGITAL MEDIA GROUP, INC.

/s/ Janel Dunda

Janel Dunda